Exhibit 99.1

510 Burrard St, 3rd Floor
November 22, 2021	Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities New York Stock Exchange
New York Stock Exchange

Subject: PRETIUM RESOURCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	December 08, 2021
Record Date for Voting (if applicable) :	December 08, 2021
Beneficial Ownership Determination Date :	December 08, 2021
Meeting Date :	January 20, 2022
Meeting Location (if available) :	VIRTUAL MEETING
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74139C102	CA74139C1023

Sincerely,

Computershare

Agent for PRETIUM RESOURCES INC.